April 24, 2013

VIA EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li3 Energy, Inc.

Post-effective Amendment 1 to Registration Statement on Form S-1

File No. 333-175329

Dear Mr. Ingram:

We hereby submit the responses of Li3 Energy, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 9, 2013, to Mr. Luis Saenz, the President and Chief Executive Officer of the Company, in regard to the above-referenced Post-effective Amendment 1 to Registration Statement on Form S-1 (the “Original Post-effective Amendment 1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Post-effective Amendment 1 to be filed with the Commission (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note your response to comment one in our letter dated March 13, 2012. Please revise your prospectus disclosure to describe the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure, and provide MD&A disclosure.

Company Response: Pursuant to Accounting Codification 480.10 (ASR No, 268 and EITF topic D-98)and Section 5-02.28 of Regulation SX, stock subject to rescission or redemption requirements outside the control of the issuer are to be classified outside of permanent equity. As a result, we have determined that in our March 31, 2013 Consolidated Balance Sheet and Consolidated Statement of Equity for our Quarterly Report on Form 10-Q we will classify $3,041 as “Common stock subject to rescission” in a separate line item between the Liabilities and Equity sections of the balance sheet. We will also add a note to the March 31, 2013 financial statements which describes the Common stock subject to rescission. The Company will add the following subsequent events disclosure in the Amendment:

“On March 19, 2012, the Securities and Exchange Commission declared effective a registration statement that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.”

We will also add the following risk factor disclosure to the Amendment:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock in the open market.

“On March 19, 2012, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.”

In addition, we would add the following disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations on the Amendment as the last paragraph under the heading “Subsequent Events”:

“On March 19, 2012, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard I. Anslow, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Li3 Energy, Inc.

By:  /s/ Luis Saenz

         Luis Saenz

         President and Chief Executive Officer

As filed with the Securities and Exchange Commission on March 1, 2013

Registration No. 333-175329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1

to

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

LI3 ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	1479	20-3061907
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Marchant Pereira 150 Of. 803

Providencia, Santiago de Chile

Chile

(56) 2-2896-9100

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

VCorp Services, LLC

1645 Village Center Circle STE 170

Las Vegas, NV 89134

(888) 528-2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications, including communications sent to agent for service, should be sent to:

Richard I. Anslow, Esq. Anslow & Jaclin LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 Tel No.: (732) 409-1212 Fax No.: (732) 577-1188

Approximate date of commencement of proposed sale to the public:   From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, originally filed on March 1, 2013, amended by this Amendment No.1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-1, Registration No. 333-175329, is filed for the purpose of including the Registrant's financial statements for the fiscal year ended June 30, 2012 contained in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 15, 2012, as amended on October 29, 2012, and include such financial statements formatted in XBRL (eXtensible Business Reporting Language) and to update this registration statement for certain disclosures contained in the Form 10-K.

The information included in this Post-Effective Amendment No. 1 updates and supplements the Registration Statement and the Prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	83,636,790 shares	$0.115	$9,618,231	$1,116

(1)	Consists of 42,797,958 issued and outstanding shares of our common stock plus 40,838,832 shares of our common stock issuable upon the exercise of outstanding warrants. This registration statement shall also cover any additional shares of our common stock that shall become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of our common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the registrant’s common stock as reported by the OTC Bulletin Board on February 29, 2012. The shares offered hereunder may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

(3)	Filing fee of $2,323 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and the purchasers of our common stock offered hereby.  We are currently authorized to issue an aggregate of 1,000,000,000 shares of capital stock consisting of 990,000,000 shares of common stock and 10,000,000 shares of preferred stock with preferences and rights to be determined by our Board of Directors.  As of February 25, 2013, there are 393,808,252 shares of our common stock and no shares of our preferred stock outstanding.  There are 4,200,000 shares of our common stock reserved for issuance under our 2009 Equity Incentive Plan (the “2009 Plan”), of which we have 1,450,000 nonqualified stock options and 950,000 restricted stock units outstanding. Furthermore, we have committed to grant Restricted Stock Units with respect to an aggregate of 900,000 shares; however, we do not currently have enough shares authorized for issuance under our 2009 Plan to satisfy all of these obligations. In addition, there are 160,395,585 shares of our common stock issuable upon the exercise of outstanding warrants and another approximately 20,962,267 shares issuable upon conversion of outstanding convertible promissory notes.

Any future issuance of our equity or equity-backed securities may dilute then-current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities, because our assets would be owned by a larger pool of outstanding equity.  As described above, we may need to raise additional capital through public or private offerings of our common or preferred stock or other securities that are convertible into or exercisable for our common or preferred stock.  We may also issue such securities in connection with hiring or retaining employees and consultants (including stock options issued under our equity incentive plans), as payment to providers of goods and services, in connection with future acquisitions or for other business purposes.  Our Board of Directors may at any time authorize the issuance of additional common or preferred stock without common stockholder approval, subject only to the total number of authorized common and preferred shares set forth in our certificate of incorporation.  The terms of equity securities issued by us in future transactions may be more favorable to new investors, and may include dividend and/or liquidation preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect.  Also, the future issuance of any such additional shares of common or preferred stock or other securities may create downward pressure on the trading price of the common stock.  There can be no assurance that any such future issuances will not be at a price (or exercise prices) below the price at which shares of the common stock are then traded.

We may obtain additional capital through the issuance of preferred stock, which may limit your rights as a holder of our common stock.

Without any stockholder vote or action, our Board of Directors may designate and approve for issuance shares of our preferred stock.  The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of our common stock.  The designation and issuance of preferred stock favorable to current management or stockholders could make any possible takeover of us or the removal of our management more difficult.

We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock in the open market.

On March 19, 2012, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of up to 42,797,958 issued and outstanding shares of our common stock and 40,838,832 shares of our common stock issuable upon the exercise of outstanding warrants comprising:

-	22,432,701 shares sold by us in our private placement offering that concluded on May 19, 2011 (the “G Unit PPO”);
-	11,216,365 shares issuable upon exercise of warrants sold by us in our G Unit PPO;
-	4,806,878 shares issuable upon exercise of warrants sold by us in our private placement offering that concluded on February 23, 2011 (the “E Unit PPO”);
-	2,950,000 shares sold by us in the E Unit PPO;
-	6,900,003 shares issued upon exercise of Warrants sold by us in the E Unit PPO;
-	200,000 shares issuable upon exercise of warrants sold by us in our private placement offering that closed in November 2010 (the “D Unit PPO”);
-	3,757,627 shares issued upon exercise of warrants sold by us in the D Unit PPO;
-	4,000,000 shares issued pursuant to certain rights (the “Double Options”) granted to investors in the D Unit PPO;
-	1,200,000 shares issuable upon exercise of outstanding warrants that we issued pursuant to the Double Options;
-	2,757,627 shares issued upon exercise of warrants that we issued pursuant to the Double Option;
-	9,575,516 shares issuable upon exercise of warrants sold by us in our private placement offering that concluded on September 13, 2010 (the “First 2010 PPO”); and
-	13,840,000 shares issuable upon exercise of warrants sold by us in our private placement offering that closed in November and December of 2009 (the “2009 PPO”).

13

Convertible Notes

In September 2012, the Company entered into a Second Amendment and Waiver Agreement with the holders of the zero-coupon convertible notes (the “Second Waiver Agreement”).  Pursuant to the Second Waiver Agreement, the zero-coupon convertible notes maturity date was extended to September 28, 2013, and the aggregate principal amount thereof was increased to $1,880,000, which includes an Original Issue Discount of 12.1%. The Waiver Agreement also reduced the conversion price of the zero-coupon bridge notes from $0.12 to $0.095 per share.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Subsequent Events

On March 19, 2012, the Securities and Exchange Commission declared effective a registration that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  U.S. GAAP represents a comprehensive set of accounting and disclosure rules and requirements.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, however, in the past the estimates and assumptions have been materially accurate and have not required any significant changes. Should we experience significant changes in the estimates or assumptions that would cause a material change to the amounts used in the preparation of our financial statements, material quantitative information will be made available to investors as soon as it is reasonably available.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has made significant estimates related to the fair value of shares issued for mineral acquisitions; the fair value of derivative liabilities; stock-based payments; and contingencies.

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Costs of acquisition and option costs of mineral rights are capitalized upon acquisition. Mine development costs incurred to develop new ore deposits, to expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is determined to be a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. If we do not continue with exploration after the completion of the feasibility study, the cost of mineral rights will be expensed at that time. Costs of abandoned projects are charged to mining costs, including related property and equipment costs. To determine if capitalized costs are in excess of their recoverable amount, periodic evaluation of the carrying value of capitalized costs and any related property and equipment costs are performed based upon expected future cash flows and/or estimated salvage value in accordance with ASC 360-10-35-15, Impairment or Disposal of Long-Lived Assets.

Share-Based Payments

The Company estimates the fair value of each stock option award at the grant date by using the Black-Scholes option pricing model and common shares based on the last quoted market price of the Company’s common stock on the date of the share grant. The fair value determined represents the cost for the award and is recognized over the vesting period during which an employee is required to provide service in exchange for the award. As share-based compensation expense is recognized based on awards ultimately expected to vest, the Company reduces the expense for estimated forfeitures based on historical forfeiture rates. Previously recognized compensation costs may be adjusted to reflect the actual forfeiture rate for the entire award at the end of the vesting period. Excess tax benefits, if any, are recognized as an addition to paid-in capital.

Fair Value Measurements

As defined in FASB ASC Topic No. 820 - 10, fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic No. 820 - 10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements.

39

LI3 ENERGY, INC.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the quarterly period ended December 31, 2012

(Unaudited)

Gain Contingency

As of December 31, 2012, the Company did not capitalize any Chilean value-added taxes (“VAT”) amounting to $780,203 arising from various purchases of goods and services in Chile. The Company expensed $10,050 during the six months ended December 31, 2012 due to uncertainty of recoverability and these amounts are included in general and administrative expenses on the consolidated statement of operations. Under Chilean regulation, this VAT is recoverable from future VAT payable.

Operating Leases

Rental expense for office operating leases was $67,459 and $67,972 during the six months ended December 31, 2012 and 2011, respectively. Future minimum rental commitments under long-term non-cancellable facilities operating leases in place as of December 31, 2012 are as follows:

Period ending December 31,	Amount
2013	$99,684
2014	74,484
2015	9,414
Total minimum lease payments	$183,582

NOTE 13.  SUBSEQUENT EVENTS

On March 19, 2012, the Securities and Exchange Commission declared effective a registration statement that we had filed to cover the resale of shares previously issued and sold (or to be issued upon the exercise of warrants). On March 1, 2013, we filed a post-effective amendment for that registration statement that included our audited financial statements as of and for the year ended June 30, 2012 as had been filed on our Annual Report on Form 10-K for the year ended June 30, 2012 (the “2012 Annual Report”). We believe that the filing of the post-effective amendment fulfilled our obligation to update the registration with current financial information pursuant to Section 10(a)(3) of the Act. However, there were approximately three months when our registration statement contained financial information that was not current. During that period, 65,000 shares sold pursuant to that prospectus in open market transactions which may have violated Section 5 of the Securities Act of 1933, as amended, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. Accordingly, we have reduced shareholders’ equity at March 31, 2013 by $3,041, the total amount that we would have to refund if all the purchasers of those shares exercised their rescission right.

F-61